May 28, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Tabatha Akins
Joel Parker
Amy Reischauer
Bryan Pitko

Re:	Epizyme, Inc.

Registration Statement on Form S-1 (File No. 333-187982)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 21, 2013 and the date hereof 1481 copies of the Preliminary Prospectus dated May 21, 2013 were distributed as follows: 290 to prospective underwriters; 1115 to institutional investors; 0 to prospective dealers; 76 to individuals; 0 to rating agencies and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, May 30, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours, Citigroup Global Markets Inc. Cowen and Company, LLC Leerink Swann LLC As representatives of the Prospective Underwriters By: Citigroup Global Markets Inc.

By:	/s/ Brian Gleason
Name: Brian Gleason Title: Director

By: Cowen and Company, LLC

By:	/s/ Grant Miller
Name: Grant Miller Title: Managing Director, Head of Equity Capital Markets

By: Leerink Swann LLC

By:	/s/ Daniel Dubin
Name: Daniel Dubin Title: Vice Chairman